UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

MENTOR GRAPHICS CORPORATION

(Exact name of registrant as specified in charter)

OREGON	001-34795	93-0786033
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8005 S.W. BOECKMAN ROAD WILSONVILLE, OR	97070-7777
(Address of principal executive offices)	(Zip Code)

Dean Freed, Vice President and General Counsel – 503-685-7000

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

ITEM 1.01 – Conflicts Minerals Disclosure and Report

Company Overview

Mentor Graphics Corporation (“Mentor Graphics” or the “Company”) is a leading supplier of products and services used by companies worldwide in the design of electronic content for their products. We primarily provide software products for use by our customers in the design, simulation, verification and testing of hardware components such as integrated circuits and printed circuit boards. We also offer hardware products.

Conflict Minerals Disclosure

Based upon our reasonable country of origin inquiry (RCOI) for 2013, Mentor Graphics does not know or have reason to believe that any of our products contain conflict minerals necessary to the functionality of our products that may have originated in the Democratic Republic of the Congo (DRC) or an adjoining country. Further, based upon our RCOI for 2013, Mentor Graphics knows that some of our products contain conflict minerals that originated from recycled or scrap sources.

Mentor Graphics has implemented a Conflict Minerals Program (“Program”) in accordance with SEC guidelines that is based on due diligence guidelines from the Organization for Economic Cooperation and Development (OECD). Mentor Graphics conducts a RCOI in good faith to determine whether any conflict minerals necessary to the functionality of our products originate in the DRC or an adjoining country. Because Mentor Graphics does not have direct contractual relationships with smelters or refiners, we rely on our suppliers to gather and provide information on the source of conflict minerals from upstream suppliers, smelters, and refiners.

Under our Program, we make reasonable inquiry of our suppliers by conducting supplier surveys based on Electronic Industry Citizenship Coalition (“EICC”) guidelines. We may conduct additional due diligence with suppliers when the reasonable inquiry discloses a need for further due diligence measures. Further due diligence measures may include additional surveys or queries intended to clarify the potential presence or source of conflict minerals in suppliers’ products. Additionally, if necessary, we may seek telephonic or in-person interviews with supplier personnel to investigate the potential presence or source of conflict minerals in suppliers’ products.

For 2013, we contacted all of our product suppliers (58 total) with an initial request for information regarding their use and source of conflict minerals. Most suppliers provided answers on their use and source of conflict minerals including any upstream suppliers, smelters, and refiners. If a particular supplier failed to respond to our initial inquiry, we sent repeated follow-up requests for information. We did not receive responses from all of our suppliers.

The Company’s request for information from suppliers was conducted in good faith and was reasonably designed to determine whether any necessary conflict minerals in our products may have originated in the DRC or an adjoining country. Responding suppliers provided reasonably reliable information regarding their use and source of conflict minerals.

None of the responding suppliers indicated the presence of necessary conflict minerals originating from the DRC or an adjoining country. One supplier indicated the presence of necessary conflict minerals originating from recycled or scrap sources.

The Company has made the information in this Form SD available on its website at

www.mentor.com/company/investor_relations/charters_ethics

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MENTOR GRAPHICS CORPORATION (Registrant)

Date: June 2, 2014	By:	/s/ Dean M. Freed
Dean M. Freed Vice President and General Counsel